SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C.  20549

                                             SCHEDULE 13G

                              Under the Securities Exchange Act of 1934
                                       (Amendment No.    1   )*



                                   MINNESOTA POWER & LIGHT COMPANY
                                           (Name of Issuer)


                          Serial Preferred Stock, no par value, $7.36 Series
                                    (Title of Class of Securities)


                                     604110304
                                   (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Page 1 of   6   Pages




  13G CUSIP No.  604110304                     Page   2    of   6    Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL CORPORATION
       IRS #74-0483432

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                         (b)

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER OF      5    SOLE VOTING POWER

     SHARES            0
  BENEFICIALLY    6    SHARED VOTING POWER

    OWNED BY           0
      EACH        7    SOLE DISPOSITIVE POWER
   REPORTING
                       0
     PERSON
      WITH        8    SHARED DISPOSITIVE POWER

                       0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0%

  12   TYPE OF REPORTING PERSON*

       HC, CO
                                *SEE INSTRUCTIONS BEFORE FILLING OUT!




    13G CUSIP No.  604110304                 Page   3    of   6    Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
       IRS #62-0306330

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)

                                                                         (b)

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Tennessee

   NUMBER OF      5    SOLE VOTING POWER

     SHARES            0
  BENEFICIALLY    6    SHARED VOTING POWER

    OWNED BY           0
      EACH        7    SOLE DISPOSITIVE POWER
   REPORTING
                       0
     PERSON
      WITH        8    SHARED DISPOSITIVE POWER

                       0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0%

  12   TYPE OF REPORTING PERSON*

       IC, CO
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                                       Page 4 of 6 Pages


Item 1.
            (a)   Name of Issuer:

                  Minnesota Power & Light Company ("Issuer")

            (b)   Address of Issuer's Principal Executive Offices:

                  30 West Superior Street
                  Duluth, Minnesota 55802

Item 2.     (a)   Name of Person Filing:

                  AMERICAN GENERAL CORPORATION ("AGC")
                  AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
                  ("AGLA")

            (b)   Address of Principal Business Office:

                  AGC
                  2929 Allen Parkway
                  Houston, Texas 77019

                  AGLA
                  American General Center
                  Nashville, Tennessee 37250

            (c)   Citizenship:

                  AGC  - Texas
                  AGLA - Tennessee

            (d)   Title of Class of Securities:

                  Serial Preferred Stock, no par value, $7.36 Series ("$7.36 Preferred")

            (e)   CUSIP Number:

                  604110304

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   ( )   Broker or dealer registered under Section 15 of the
                        Act,

            (b)   ( )   Bank as defined in Section 3(a)(6) of the Act,

     AGLA   (c)   (X)   Insurance Company as defined in Section 3(a)(19) of
                        the Act,

            (d)   ( )   Investment Company registered under Section 8 of the
                        Investment Company Act,

            (e)   ( )   Investment  Adviser registered under Section 203 of
                        the Investment Advisers Act of 1940,



                                                      Page 5 of 6 Pages


            (f)   ( )   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F),

     AGC    (g)   (X)   Parent Holding Company, in accordance with Section
                        240.13d-1(b)(1)(ii)(G), or

            (h)   ( )   Group, in accordance with Section 240.13d-1(b)(1)(ii)
                        (H)

Item 4.     Ownership.

            Not applicable.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.



                                                       Page 6 of 6 Pages



Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                              Signature.


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            AMERICAN GENERAL CORPORATION, on behalf of American General Corporation and its wholly-owned subsidiary, American General Life and Accident Insurance Company


Date:  May 17, 1996                 By:   /s/ PETER V. TUTERS
                                          Peter V. Tuters
                                          Senior Vice President and
                                            Chief Investment Officer